

SECURIT 04004532 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
hours per response......12.00	



FEB 2 7 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65768

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
  MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandt, Kelly & Simmons Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

 28411 Northwestern Highway, Suite 200
(No. and Street)

 Southfield Michigan 48034
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Craig Simmons (248)358-6500
  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Geisinger + Dial, P.L.C.
(Name – if individual, state last, first, middle name)

 3221 West Big Beaver, Suite 106 Troy Michigan 48084
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Craig Simmons__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Brandt, Kelly & Simmons Securities, LLC__ , as of __December 31__ , 20__03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA L. YONKUS
Notary Public, Wayne County, MI
My Commission Expires Jun. 20, 2007

_____
Signature

__Member__
Title

Linda L. Yonkus
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control structure

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

GEISINGER + DIAL, P.L.C.

CERTIFIED PUBLIC ACCOUNTANT AND CONSULTATNS

3221 WEST BIG BEAVER - SUITE 106
TROY, MICHIGAN 48084
PHONE: 248.649.9650 FAX: 248.649.9930
www.dialcpa.com

Members
Brandt, Kelly & Simmons Securities, LLC
Southfield, Michigan

In planning and performing our audit of the financial statements and supplemental schedules of Brandt, Kelly & Simmons Securities, LLC for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Geisinger + Dial, P.L.C.

Troy, Michigan
February 23, 2004

BRANT, KELLY & SIMMONS SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

For the year ended
December 31, 2003

BRANDT, KELLY & SIMMONS SECURITIES, LLC

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 8
Supplementary Information	
Schedule of Changes in Liabilities Subordinated to Claims of Creditors	9
Schedule of Computation of Net Capital	10
Schedule of Computation of Aggregate Indebtedness	11

GEISINGER + DIAL, P.L.C.   CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

3221 WEST BIG BEAVER - SUITE 106
TROY, MICHIGAN 48084
PHONE: 248.649.9650 FAX: 248.649.9930
www.dialcpa.com

INDEPENDENT AUDITORS' REPORT

Members
Brandt, Kelly & Simmons Securities, LLC
Southfield, Michigan

We have audited the accompanying statement of financial condition of Brandt, Kelly & Simmons Securities, LLC as of December 31, 2003, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17 a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brandt, Kelly & Simmons Securities, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of changes in liabilities subordinated to claims of creditors, schedule of computation of net capital, and schedule of computation of aggregate indebtedness is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Geisinger + Dial, P.L.C.

February 23, 2004



BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$	11,049
Accounts receivable		1,239
Prepaid expenses		1,805
TOTAL ASSETS	$	14,093

LIABILITIES

Accounts payable	$	13
Accrued commissions		2,612
		2,625

MEMBERS' EQUITY

Members' equity		11,468
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	14,093

The accompanying notes to financial statements
are an integral part of this statement.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF OPERATIONS

For the year ended December 31, 2003

REVENUES		
Commissions	$	12,224
EXPENSES		
Regulatory and registration fees		24,352
Professional fees		1,405
Commissions		6,921
Dues and subscriptions		570
Continuing education		2,773
Insurance		912
Rent		466
Utilities and telephone		45
Payroll expenses		264
Office supplies and expense		537
Travel and entertainment		3,467
Postage		344
		42,056
NET LOSS	$	(29,832)

The accompanying notes to financial statements
are an integral part of this statement.

BRANDT, KELLY, & SIMMONS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the year ended December 31, 2003

Member	Members' Equity - Beginning of Year	Net Loss for the Year	Capital Contributions	Members' Equity - End of Year
K. Brandt	$ 8,300	$ (14,916)	$ 12,350	$ 5,734
C. Simmons	8,300	(14,916)	12,350	5,734
	$ 16,600	$ (29,832)	$ 24,700	$ 11,468

The accompanying notes to financial statements
are an integral part of this statement.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(29,832)
Adjustments to reconcile net loss to		
net cash used by operating activities		
(Increase) decrease in:		
Accounts receivable		(1,239)
Prepaid expenses		(1,805)
Increase (decrease) in:		
Accounts payable		13
Accrued commissions		2,612
Net cash used by		
operating activities		(30,251)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions from members		24,700
Net cash provided by		
financing activities		24,700
NET DECREASE IN CASH		(5,551)
Cash at beginning of year		16,600
CASH AT END OF YEAR	$	11,049

The accompanying notes to financial statements
are an integral part of this statement.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

---

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company background

Brandt, Kelly & Simmons Securities, LLC (a Michigan Limited Liability Company) was organized November 7, 2002, for the purpose of doing business as a broker-dealer. The Company clears all of its securities transactions with and for customers on a fully disclosed basis. All trades are cleared through another broker-dealer.

Cash and cash equivalents

The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalent. There are no cash equivalents at December 31, 2003.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue and expenses recognition

Revenues consist generally of commissions on mutual fund and variable product sales and are recorded (on a settlement date basis) as they are earned. Expenses are recorded as they accrue.

Computation of customer reserve

The Company is exempt from customer reserve requirements and from providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

SIPC assessment accountant's report

Because the Company's revenues are less than $500,000, the supplemental accountants' report required by SEC Rule 17A-5(e)(4), relative to Securities Investor Protection Corporation assessments, is not required.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The accompanying financial statements do not include a provision or liability for federal income taxes because the members are taxed individually on their share of company earnings.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 8 to 1.

At December 31, 2003, the Company had net capital of $9,663, which was $4,663 in excess of the required net capital of $5,000. The Company's net capital ratio was .23 to 1.00.

3. RELATED PARTY TRANSACTIONS

The Company shares office space with Brandt, Kelly & Simmons, LLC, a registered investment advisory firm that is owned by the members of Brandt, Kelly & Simmons Securities, LLC.

Brandt, Kelly & Simmons Securities, LLC undertakes variable and mutual fund transactions on behalf of Brandt, Kelly & Simmons, LLC clients.

Expense agreement and Company resolutions

From January 1, 2003 through November 30, 2003, pursuant to an expense agreement between the Companies, "non-regulatory" expenses incurred by Brandt, Kelly & Simmons Securities, LLC were paid and reported as an expense by Brandt, Kelly & Simmons, LLC. Non-regulatory expenses include items such as rent, office supplies, payroll expenses, telephone, utilities, and postage. The terms of the agreement stipulated that the costs were not to be reimbursed by Brandt, Kelly & Simmons Securities, LLC to Brandt, Kelly & Simmons, LLC.

The expense agreement also calls for "regulatory expenses" to be paid and reported as an expense by Brandt, Kelly & Simmons Securities, LLC. Regulatory expenses include items such as initial NASD required membership fee, state registration fees, registration costs relating to individuals, other regulatory memberships as applicable, annual renewal

3. RELATED PARTY TRANSACTIONS (Continued)

Expense agreement and Company resolutions (Continued)

fees, assessment payments, and audit fees.   In accordance with this agreement, $13,946 of regulatory expenses reported by Brandt, Kelly & Simmons Securities, LLC during 2003 were paid by Brandt, Kelly & Simmons, LLC and treated as member contributions by the members and not as loans to Brandt, Kelly & Simmons Securities, LLC.

Effective December 1, 2003, in order to comply with the Securities and Exchange Commission Division of Market Regulation's letter ruling dated July 11, 2003, the Companies consented to and adopted a revolving resolution, whereby the following monthly "non-regulatory" expenses will be reported as expenses of Brandt, Kelly & Simmons Securities, LLC and reflected as a capital contribution by Brandt, Kelly & Simmons, LLC on behalf of its members.

Expenses	Monthly Amount
Payroll expenses	$ 264
Office rent	433
Utilities	16
Telephone	29
Postage	34
Office supplies	69
Equipment rental	33
Parking fees	10
Internet fees	52
Professional fees	25
Maintenance	3
Liability insurance	33
Total	$1,001

BRANDT, KELLY & SIMMONS SECURITIES, LLC

SCHEDULE OF CHANGES IN LIABILITIES
SUBORDIANTED TO CLAIMS OF CREDITORS

As of December 31, 2003

BALANCE AT BEGINNING OF YEAR $ _____ -

BALANCE AT END OF YEAR $ _____ -

BRANDT, KELLY & SIMMONS SECURITIES, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL

As of December 31, 2003

NET CAPITAL:		
Members' equity	$	11,468
DEDUCT:		
Prepaid expenses		1,805
		1,805
NET CAPITAL		9,663
MINIMUM REQUIRED NET CAPITAL		(5,000)
EXCESS NET CAPITAL	$	4,663

BRANDT, KELLY & SIMMONS SECURITIES, LLC

SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS

As of December 31, 2003

NET CAPITAL	$ 11,468
LIABILITIES	$ 2,625
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.23 to 1.00